EXHIBIT 99.1
RADA ELECTRONIC INDUSTRIES LTD.

FOR IMMEDIATE RELEASE

RADA Electronic Industries Announces
Second Quarter 2010 Results
Revenues increase by 125%, totaling $6.8 million

Netanya, Israel, August 19, 2010 – RADA Electronic Industries Ltd. (NASDAQ: RADA) today announced its financial results for the second quarter ended June 30, 2010.

Second Quarter highlights include:

•	Revenues totaled $6.8 million an increase of 125% compared with second quarter 2009
•	Operating expenses totaled $0.9 million, a decrease of 24% compared with second quarter 2009
•	Net income of $70,000 or $0.01 per share

Second Quarter 2010 Results

Revenues totaled $6.8 million, increasing by 125% when compared with revenues of $3.0 million in the second quarter of 2009.

Gross profit totaled $1.3 million, increasing by 117% when compared with $0.6 million in the second quarter of 2009.

Operating Profit was $338,000 compared with Operating loss of $647,000 million in the second quarter of 2009.

Financial expenses in the second quarter of 2010 totaled $262,000 compared with $295,000 in the same quarter of 2009.

As a result, the Company reported a net income for the quarter of $70,000 or $0.01 per share. This is compared with a net loss of $951,000 or $0.11 per share, for the comparable quarter in 2009.

First Half 2010 Results

Revenues totaled $11.3 million, increasing by 59% when compared with revenues of $7.1 million for the same period in 2009.

Gross profit totaled $2.1 million, increasing by 13% when compared with $1.8 million in 2009.

Operating profit totaled $91,000, compared with Operating loss of $704,000 for the same period in 2009.

Financial expenses in the first half of 2010 totaled $541,000 compared with the financial expenses of $200,000 in 2009.

As a result, the Company reported a net loss of $448,000 or $0.05 per share for the six month period ended June 30, 2010, decreasing by 51% when compared with a net loss of $909,000 or $0.10 per share, for the comparable period in 2009.

Management Comment

Commenting on the results, Zvika Alon, RADA's Chief Executive Officer said, “We see major improvement in all financial parameters in the second quarter of 2010 when compared with the second quarter of 2009 as well as with the first quarter of this year. The significant increase in backlog during the first half of 2010, which was first reported in July 2010, indicates continuous growth and encouraging prospects for the future. The growth in revenue is the result of higher volume programs, including major aircraft upgrades performed this past year, which we expect to leverage for our future business.  In addition, we are introducing new products that were developed during the last 2 years, such as the ‘Sentinel’ radar, designed for Active Protection Systems, which will be marketable to existing as well as new key customers.”

To arrange a call with management to discuss the results, please reach out to the Investor Relations contact, below.

About RADA

RADA Electronic Industries Ltd. is an Israel based defense electronics contractor. The Company specializes in Data Recording and Management (Digital Video & Data Recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems for air and land applications, Avionics Solutions (Aircraft Upgrades, Avionics for UAVs, Stores Management Systems, Mission & Interface Computers) and Radar Sensors for active protective systems for land vehicles.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:
Shiri Lazarovich- C.F.O
RADA Electronic Industries Ltd.
Tel: +972-9-8921111
Shiri.Lazarovich@rada.com

Investor Relations Contact
Ehud Helft/ Porat Saar
+1 646 233 2161
Rada@ccgisrael.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

ASSETS	June 30, 2010	December 31, 2009
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$ 994	$ 987
Restricted cash	1,307	760
Trade receivables (net of allowance for doubtful accounts of $ 78 at June 30, 2010 and December 31, 2009)	5,548	4,675
Other receivables and prepaid expenses	618	604
Costs and estimated earnings in excess of billings on uncompleted contracts	931	1,291
Inventories	6,419	5,685

Total current assets	15,817	14,002

LONG-TERM RECEIVABLES AND OTHERS	973	602

PROPERTY, PLANT AND EQUIPMENT, NET	3,007	3,268

OTHER ASSETS:
Intangible assets, net	442	530
Goodwill	587	587

Total other assets	1,029	1,117

Total assets	$ 20,826	$ 18,989

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$ 455	$ 184
Trade payables	2,840	2,590
Convertible note from a shareholder, net	2,811	2,482
Other accounts payable and accrued expenses	4,753	3,458
Billings in excess of costs and estimated earnings on uncompleted contracts	750	515

Total current liabilities	11,609	9,229

LONG-TERM LIABILITIES:
Loans from shareholders, net	1,234	1,410
Accrued severance pay and other long term liability	525	489

Total long-term liabilities	1,759	1,899

RADA SHAREHOLDERS' EQUITY
Share capital -
Ordinary shares of NIS 0.015 par value - Authorized: 16,333,333 shares at June 30, 2010 and December 31, 2009; Issued and outstanding: 8,868,857 at June 30, 2010 and December 31, 2009.	119	119
Additional paid-in capital	69,609	69,578
Accumulated other comprehensive income	328	316
Accumulated deficit	(63,170)	(62,722)
Total RADA shareholders’ equity	6,886	7,291
Noncontrolling interest	572	570
Total equity	7,458	7,861
Total liabilities and equity	$ 20,826	$ 18,989

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended June 30,		Three months ended June 30,
	2010	2009	2010	2009
	(Unaudited)

Revenues	$ 11,334	$ 7,115	$ 6,805	$ 3,020

Cost of revenues	9,260	5,275	5,524	2,429

Gross profit	2,074	1,840	1,281	591

Operating expenses:
Research and development	470	882	211	408
Marketing and selling	691	719	318	389
General and administrative	822	943	414	441

Total operating expenses:	1,983	2,544	943	1,238

Operating profit ( loss)	91	(704)	338	(647)
Financial expense, net	541	200	262	295

Consolidated net income (loss)	(450)	(904)	76	(942)
Less: Net (income) loss attributable to Noncontrolling interest	2	5	(6)	9

Net income (loss) attributable to RADA shareholders	$(448)	$(909)	$70	$(951)

Net income (loss) per share:
Basic and diluted net income (loss) per share	$(0.05)	$(0.10)	$ 0.01	$(0.11)